FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica: Sale of treasury stock	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica is undertaking today the underwritten placement of 90,067,896 shares of the Company, representing 1.979% of Telefónica’s share capital, to qualified and professional investors. These shares are the total of the treasury shares position of Telefónica, S.A. The terms and conditions of this sale and the final sale price will be duly notified by the Company to the Comisión Nacional del Mercado de Valores (Spanish National Securities Market Commission).

The placement will be executed via an accelerated bookbuilding process and is scheduled to take place in not more than one day. The number of shares to be transferred and the sale price shall be determined once the accelerated bookbuilding process abovementioned has finished, and will be communicated to the market through the appropriate Significant Event.

Madrid, March 25, 2013.

IMPORTANT INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL

This announcement is only addressed to, and directed at, persons in member states of the European Economic Area (“EEA”) who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) as amended by the 2010 PD Amending Directive (Directive 2010/73/EU), as and to the extent implemented in the relevant EEA member state, and any relevant implementing measure in the relevant member state.

In addition, in the United Kingdom, this announcement is directed only at, persons (i) who are persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and other persons to whom it may lawfully be communicated (“relevant persons”). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.

These written materials do not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. No money, securities or other consideration from any person is being solicited and, if sent in response to the information contained in these written materials, will not be accepted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 25, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors